Roche - Investor Update

Investor Update

Basel, 27 September 2005

Roche's Third Quarter Sales 2005 Release

Wednesday 19th October, 2005

Roche will publish its Sales Results for the 3rd Quarter of 2005 prior to the opening of the Swiss Stock Exchange on Wednesday 19th October, 2005.

07.00 CET (Central European Time)
Release will be e-mailed and posted on the Roche IR website.
Presentation slides will be posted on the Roche IR website.

14.00 – 15.30 CET (Central European Time)
Conference call will commence with presentations by senior management followed by a Q&A session (live access to the speakers). Participants will be:

Dr. Erich Hunziker, Deputy Head of the Corporate Executive Committee and CFO
William M. Burns, CEO Division Roche Pharma
Heino von Prondzynski, CEO Division Roche Diagnostics

Analysts are invited to dial in to the conference using the following dial-in numbers:

+41 (0) 91 610 56 00 (Europe and ROW)
+1 (1) 866 291 41 66 (USA Toll Free)
+44 (0) 207 107 06 11 (UK)

Please dial into the conference call 10 – 15 minutes before the call is scheduled to start. You are also invited to download the presentation from the website. Alternatively you can follow the conference as a live audio-only webcast through the Internet site ir.roche.com.

A replay of the conference call will be available one hour after the conference call, for 48 hours. Access is by dialling:

+41 91 612 43 30 (Europe and ROW) or
+1 (1) 866 416 25 58 (USA)
+44 207 108 62 33 (UK)
and will be asked to enter the ID 396 followed by the # sign

A replay of the webcast will be available on demand at ir.roche.com.

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